UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

 [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011
or

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________ to __________.

Commission File Number 0-11733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia  25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2011

Required Information

The City Holding Company 401(k) Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Participants of City Holding Company 401(k) Plan and Trust
and Board of Directors of
City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Dixon Hughes Goodman LLP
Charleston, WV

June 27, 2012

City Holding Company
401(k) Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments at fair value:
Mutual funds	$16,589,038	$16,053,601
Common stock of City Holding Company	10,299,435	11,420,456
Collective investment fund	7,204,824	7,328,310
	34,093,297	34,802,367

Notes receivable from participants	1,659,829	1,695,823

Net assets reflecting investments at fair value	35,753,126	36,498,190

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(153,270)	(242,549)

Net assets available for benefits	$35,599,856	$36,255,641

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions	2011
Investment income:
Interest and dividends	$419,193

Interest income on notes receivable from participants	75,971

Contributions:
Contributions from employer	653,903
Contributions from participants	1,744,844
2,398,747

Net depreciation in fair value of investments	(820,110)

Total additions	2,073,801

Deductions
Benefits paid to participants	2,712,036
Administrative expenses	17,550
Total deductions	2,729,586

Net decrease	(655,785)

Net assets available for benefits:
Beginning of year	36,255,641
End of year	$35,599,856

The accompanying notes are an integral part of these financial statements.

CITY HOLDING COMPANY 401(k) PLAN AND TRUST

Notes to Financial Statements

Note 1. Description of Plan

The following description of the City Holding Company 401(k) Plan and Trust (the “Plan”) provides general only information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the “Company”) who are eligible for participation in the Plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Accounts – Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions and plan earnings (losses), and charged with benefit payments and transaction fees associated with notes receivable.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Participants direct the investment of their accounts into various investment options offered by the Plan.  The Plan currently offers mutual funds, employer stock and a stable value fund.

Contributions – Participants may elect to contribute, on a pre-tax salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $15,000 and $83,000 in 2011 and 2010, respectively, of participant account balances rolled-over from previous employers’ qualified plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant’s account in the Plan sponsor stock.

The Company’s contribution consists of a 50% match of the first 6% of each eligible participant’s contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

Vesting – Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. At December 31, 2011, notes receivable from participants bore interest at rates ranging from 4.25% to 9.25%.  Principal and interest is paid ratably through payroll deductions.

CITY HOLDING COMPANY 401(k) PLAN AND TRUST

Notes to Financial Statements

Payment of Benefits – Benefits, representing each participant’s share in the Plan, are generally payable upon the participating employee’s death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2. Significant Accounting Policies

Basis of Accounting – The accounting records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from these estimates and assumptions.

Investment Valuation and Income Recognition – Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock’s quoted trade price.

Investments in mutual funds are valued at the Plan’s proportionate share of the quoted fair value of net assets in each fund as of December 31, 2011 and 2010.

Investments in fully benefit-responsive investment contracts are reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the Federated Capital Preservation Fund as well as the adjustment from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

CITY HOLDING COMPANY 401(k) PLAN AND TRUST

Notes to Financial Statements

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest.  Delinquent participant loans are classified as distributions based upon the terms of the Plan document.

Payment of Benefits – Benefits are recorded upon distribution.

Administrative Expenses – The Company provides certain accounting and administrative services to the Plan without charge.  The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.  Expenses relating to specific participant transactions (notes receivable from participants) are charged directly to the participant’s account and are presented on the statement of changes in net assets available for benefits as administrative expenses.

Reclassifications – Certain amounts in the December 31, 2010 statement of net assets available for benefits have been reclassified to conform to the December 31, 2011 presentation.  In particular, the presentation of the collective investment fund in the statement of net assets for benefits as of December 31, 2010 have been revised to present net assets reflecting all investments at fair value, and the adjustment from fair value to contract value for this fully benefit-responsive investment contract.  Such reclassifications had no impact on net assets available for benefits or the change in net assets available for benefits.

Note 3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

		2011	2010

*	City Holding Company common stock	$10,299,435	$11,420,456
	Federated Capital Preservation Fund	7,204,824	7,328,310
	American Funds American Balanced Fund	5,054,167	4,604,437

*	Party-in-interest

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Mutual funds	$(264,157)
Collective investment fund	128,834
Common stock	(684,787)
Total	$(820,110)

CITY HOLDING COMPANY 401(k) PLAN AND TRUST

Notes to Financial Statements

Note 4.  Fair Value Measurements
Fair value is defined under GAAP as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The fair value hierarchy is as follows:

Level 1:  Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The Plan used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds.  Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.

Collective investment fund.  The collective investment fund is reported at fair value utilizing Level 2 inputs, based on the underlying assets in the fund at year end.  The collective investment fund holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs).  There are no unfunded commitments at December 31, 2011.

Common Stock of City Holding Company.  Common Stock of City Holding Company is reported at fair value utilizing Level 1 inputs.  The fair value of the common stock for City Holding Company is determined by the closing price reported on NASDAQ.

CITY HOLDING COMPANY 401(k) PLAN AND TRUST

Notes to Financial Statements

The following table represents assets and liabilities measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
December 31, 2011
Mutual funds:
Growth funds	$8,971,965	$8,971,965	$-	$-
Balanced funds	5,054,167	5,054,167	-	-
Fixed income funds	1,874,965	1,874,965	-	-
Retirement funds	687,941	687,941	-	-
Total mutual funds	16,589,038	16,589,038	-

Common stock of City Holding
Company	10,299,435	10,299,435	-	-

Collective investment fund:
Capital preservation fund	7,204,824	-	7,204,824	-

December 31, 2010
Mutual funds:
Growth funds	$9,175,467	$9,175,467	$-	$-
Balanced funds	4,604,437	4,604,437	-	-
Fixed income funds	1,827,868	1,827,868	-	-
Retirement funds	445,829	445,829	-	-
Total mutual funds	16,053,601	16,053,601	-

Common stock of City Holding
Company	11,420,456	11,420,456	-	-

Collective investment fund:
Capital preservation fund	7,328,310	-	7,328,310	-

Note 5.  Stable Value Fund

Federated Capital Preservation Fund (the “Fund”) units are issued and redeemed daily at the Fund’s constant net asset value of $10 per unit.  The Fund’s investment objective is stability of principal and high current income.  The Fund pursues this investment objective by investing primarily in guaranteed investment contracts (“GICs”), including traditional GICs, synthetic GICs and separate account GICs; money market mutual funds and other stable value products that can be carried at contract value.  It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $10 per unit; although there is no guarantee that the Fund will be able to maintain this value.

CITY HOLDING COMPANY 401(k) PLAN AND TRUST

Notes to Financial Statements

Interest crediting rates are typically reset on a monthly or quarterly basis.  Because changes in market interest rates affect the yield to maturity and the fair value of the underlying fixed-income securities, they can have a material impact on the interest crediting rate.  In addition, withdrawals and transfers from the Fund are paid at contract value but may be funded through fair value liquidation of the underlying fixed-income securities, which could impact the crediting rate.  All synthetic GICs provide for a minimum crediting rate of zero percent, which is intended to protect participants’ principal and accrued interest.  The total return for the Fund for the year ended December 31, 2011 was 1.77%.

The Fund’s trust agreement provides that withdrawals for purposes other than normal benefit payments, participant loans, direct transfers or paying trustee fees may require advance notice of up to twelve months.  In certain circumstances, the amount withdrawn from the Fund would be payable at fair value rather than at contract value.  These circumstances may include, but are not limited to, the following:  mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Fund or the plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs.  At December 31, 2011, the Plan Sponsor does not believe these events are probable.

Note 6.  Exempt Party-In-Interest Transactions

At December 31, 2011 and 2010, the Plan held 303,908 and 315,221 shares, respectively, of the Company’s common stock.  During the year ended December 31, 2011, the Plan recorded dividend income of $419,193.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan’s assets.

Note 7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 25, 2011, stating that the Plan, as designed, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.

In line with GAAP, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

CITY HOLDING COMPANY 401(k) PLAN AND TRUST

Notes to Financial Statements

Note 8.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9.  Plan Merger

On May 31, 2011, City Holding Company acquired Virginia Savings Bancorp, Inc. and its wholly owned subsidiary, Virginia Savings Bank (“VSB”).  The employees of VSB participated in a defined contribution plan, which will be merged with the City Holding Company 401(k) Plan and Trust during 2012.

	City Holding Company
	401(k) Plan and Trust

	Plan: 002 EIN: 550619957

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31, 2011

	(b)	(c)			(e)
	Identity of Issue, Borrower,	Description of		(d)	Current
(a)	Lessor, or Similar Party	Investment		Cost **	Value

	Investments in mutual funds:
	Federated Capital Appreciation Fund	87,420	Units	**	$1,565,687
	Federated Kaufmann Fund	268,299	Units	**	1,247,589
	Federated Intercontinental Fund A	3,370	Units	**	139,334
	Federated Short-Term Income Fund	98,480	Units	**	844,956
	Federated Max-Cap Index Fund	73,305	Units	**	930,240
	Federated Stock Trust Fund	31,323	Units	**	620,512
	Federated Total Return Bond Fund	91,313	Units	**	1,030,009
	American Funds American Balanced Fund	277,854	Units	**	5,054,167
	American Funds EuroPacific Growth Fund	35,156	Units	**	1,214,632
	American Funds Washington Mutual Investor Fund	21,114	Units	**	597,537
	American Funds AMCAP Fund	65,092	Units	**	1,219,171
	Baron Small Cap Fund	62,680	Units	**	1,437,263
	T. Rowe Price Retirement 2020 Fund	18,254	Units	**	286,764
	T. Rowe Price Retirement 2030 Fund	18,383	Units	**	300,554
	T. Rowe Price Retirement 2040 Fund	6,136	Units	**	100,623
					16,589,038

	Common stock:
*	City Holding Company common stock	303,908	Shares	**	10,299,435

	Investments in collective investment fund:
	Federated Capital Preservation Fund	720,482	Units	**	7,204,824

***	Participant loans	Interest at 4.25%-9.25%,
		maturing through May 2018		-	1,659,829

	Total				$35,753,126

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for participant-directed investments
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 27, 2012